UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Medifast, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

58470H101

(CUSIP Number)

glenn w. welling

engaged capital, llc

610 Newport Center Drive, Suite 250

Newport Beach, California 92660

(949) 734-7900

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 7, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 58470H101

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		287,254
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

287,254
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

287,254
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.47%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 58470H101

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest X, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		277,168
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

277,168
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

277,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.39%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 58470H101

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest X-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		463,154
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

463,154
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

463,154
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.99%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 58470H101

1	NAME OF REPORTING PERSON

Engaged Capital Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		106,234
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

106,234
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 58470H101

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		287,254
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

287,254
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

287,254
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.47%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 58470H101

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		287,254
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

287,254
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

287,254
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.47%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP NO. 58470H101

1	NAME OF REPORTING PERSON

Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,160,376
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,160,376
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,160,376
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. 58470H101

1	NAME OF REPORTING PERSON

Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,160,376
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,160,376
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,160,376
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP NO. 58470H101

1	NAME OF REPORTING PERSON

Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,160,376
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,160,376
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,160,376
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 58470H101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the “Shares”), of Medifast, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 100 International Drive, Baltimore, Maryland 21202.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Engaged Capital Flagship Master Fund, LP (“Engaged Capital Flagship Master”), a Cayman Islands exempted limited partnership, with respect to the Shares directly and beneficially owned by it;
(ii)	Engaged Capital Co-Invest X, LP, a Delaware limited partnership (“Engaged Capital Co-Invest X”), with respect to the Shares directly and beneficially owned by it;
(iii)	Engaged Capital Co-Invest X-A, LP, a Delaware limited partnership (“Engaged Capital Co-Invest X-A”), with respect to the Shares directly and beneficially owned by it;
(iv)	Engaged Capital Opportunities Fund, LP, a Delaware limited partnership (“Engaged Capital Opportunities”), with respect to the Shares directly and beneficially owned by it;
(v)	Engaged Capital Flagship Fund, LP (“Engaged Capital Fund”), a Delaware limited partnership, as a feeder fund of Engaged Capital Flagship Master;
(vi)	Engaged Capital Flagship Fund, Ltd. (“Engaged Capital Offshore”), a Cayman Islands exempted company, as a feeder fund of Engaged Capital Flagship Master;
(vii)	Engaged Capital, LLC, a Delaware limited liability company (“Engaged Capital”), as the general partner and investment adviser of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest X, Engaged Capital Co-Invest X-A and Engaged Capital Opportunities and the investment adviser of a certain managed account (the “Engaged Capital Account”);
(viii)	Engaged Capital Holdings, LLC, a Delaware limited liability company (“Engaged Holdings”), as the managing member of Engaged Capital; and
(ix)	Glenn W. Welling, as the Founder and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings.

11

CUSIP NO. 58470H101

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Engaged Capital Offshore. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The address of the principal office of each of Engaged Capital Flagship Master and Engaged Capital Offshore is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The address of the principal office of each of Engaged Capital Co-Invest X, Engaged Capital Co-Invest X-A, Engaged Capital Opportunities, Engaged Capital Fund, Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660.

(c)       The principal business of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest X, Engaged Capital Co-Invest X-A and Engaged Capital Opportunities is investing in securities. Each of Engaged Capital Fund and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Flagship Master. Engaged Capital is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Flagship Master, Engaged Capital Co-Invest X, Engaged Capital Co-Invest X-A, Engaged Capital Opportunities, Engaged Capital Fund, Engaged Capital Offshore and the Engaged Capital Account. Engaged Capital is also the general partner of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest X, Engaged Capital Co-Invest X-A, Engaged Capital Opportunities and Engaged Capital Fund. Engaged Holdings serves as the managing member of Engaged Capital. Mr. Welling is the Founder and CIO of Engaged Capital, the sole member of Engaged Holdings and a director of Engaged Capital Offshore.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Engaged Capital Flagship Master and Engaged Capital Offshore are organized under the laws of the Cayman Islands. Engaged Capital Co-Invest X, Engaged Capital Co-Invest X-A, Engaged Capital Opportunities, Engaged Capital Fund, Engaged Capital and Engaged Holdings are organized under the laws of the State of Delaware. Mr. Welling is a citizen of the United States of America.

12

CUSIP NO. 58470H101

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Engaged Capital Flagship Master, Engaged Capital Co-Invest X, Engaged Capital Co-Invest X-A and Engaged Capital Opportunities and held in the Engaged Capital Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 287,254 Shares beneficially owned by Engaged Capital Flagship Master is approximately $22,485,355, including brokerage commissions. The aggregate purchase price of the 277,168 Shares beneficially owned by Engaged Capital Co-Invest X is approximately $25,900,944, including brokerage commissions. The aggregate purchase price of the 463,154 Shares beneficially owned by Engaged Capital Co-Invest X-A is approximately $47,124,870, including brokerage commissions. The aggregate purchase price of the 106,234 Shares beneficially owned by Engaged Capital Opportunities is approximately $9,943,188, including brokerage commissions. The aggregate purchase price of the 26,566 Shares held in the Engaged Capital Account is approximately $2,074,312, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons have engaged, and intend to continue to engage, in communications with the Issuer’s Board of Directors (the “Board”) and management team regarding opportunities to maximize shareholder value. Glenn W. Welling previously served as a director of the Issuer from June 2015 to March 2018.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and to communicate with the Issuer’s management and Board about a broad range of operational and strategic matters. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer or third parties, including potential acquirers, service providers and financing sources, about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts (in which the Reporting Persons may participate) as a means of enhancing shareholder value, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

13

CUSIP NO. 58470H101

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 11,615,371 Shares outstanding as of November 1, 2019, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2019.

As of the date hereof, Engaged Capital Flagship Master beneficially owned 287,254 Shares, constituting approximately 2.47% of the Shares outstanding. Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 287,254 Shares owned by Engaged Capital Flagship Master, constituting approximately 2.47% of the Shares outstanding.

As of the date hereof, Engaged Capital Co-Invest X beneficially owned 277,168 Shares, constituting approximately 2.39% of the Shares outstanding.

As of the date hereof, Engaged Capital Co-Invest X-A beneficially owned 463,154 Shares, constituting approximately 3.99% of the Shares outstanding.

As of the date hereof, Engaged Capital Opportunities beneficially owned 106,234 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, 26,566 Shares were held in the Engaged Capital Account, constituting less than 1% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master, Engaged Capital Co-Invest X, Engaged Capital Co-Invest X-A and Engaged Capital Opportunities and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 1,160,376 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest X, Engaged Capital Co-Invest X-A and Engaged Capital Opportunities and held in the Engaged Capital Account, constituting approximately 9.99% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 1,160,376 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest X, Engaged Capital Co-Invest X-A and Engaged Capital Opportunities and held in the Engaged Capital Account, constituting approximately 9.99% of the Shares outstanding. Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 1,160,376 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest X, Engaged Capital Co-Invest X-A and Engaged Capital Opportunities and held in the Engaged Capital Account, constituting approximately 9.99% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       By virtue of their respective positions with Engaged Capital Flagship Master, each of Engaged Capital Fund, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Flagship Master.

By virtue of their respective positions with Engaged Capital Co-Invest X, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Co-Invest X.

14

CUSIP NO. 58470H101

By virtue of their respective positions with Engaged Capital Co-Invest X-A, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Co-Invest X-A.

By virtue of their respective positions with Engaged Capital Opportunities, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Opportunities.

By virtue of their respective positions with the Engaged Capital Account, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares held in the Engaged Capital Account.

(c)       Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market unless otherwise noted herein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Engaged Capital Flagship Master has entered into certain cash-settled total return swap agreements with CS Europe Ltd. (“CS”) as the counterparty (the “CS Swap Agreements”). The swaps with CS constitute economic exposure to an aggregate of 535,234 notional Shares, representing approximately 4.61% of the outstanding Shares, of which (i) 522,434 notional Shares have a maturity date of November 22, 2022 and a reference price of $100.7000 and (ii) 12,800 notional Shares have a maturity date of November 22, 2022 and a reference price of $77.8603. Engaged Capital (through the Engaged Capital Account) has entered into a certain cash-settled total return swap agreement with Nomura Global Financial Products Inc. (“Nomura”) as the counterparty (the “Nomura Swap Agreement” and together with the CS Swap Agreements, the “Swap Agreements”). The swap with Nomura constitutes economic exposure to an aggregate of 45,458 notional Shares, representing less than 1% of the outstanding Shares, which has a maturity date of October 17, 2022 and a reference price of $102.8800. The Swap Agreements provide Engaged Capital Flagship Master and the Engaged Capital Account with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, (i) Engaged Capital Flagship Master has economic exposure to an aggregate of 822,488 Shares, representing approximately 7.08% of the outstanding Shares, and (ii) the Engaged Capital Account has economic exposure to an aggregate of 72,024 Shares, representing less than 1% of the outstanding Shares. The Reporting Persons disclaim beneficial ownership of the Subject Shares.

The Reporting Persons collectively have economic exposure to an aggregate of 1,741,068 Shares, representing approximately 14.99% of the outstanding Shares.

On November 18, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

15

CUSIP NO. 58470H101

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated November 18, 2019.

16

CUSIP NO. 58470H101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2019

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest X, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest X-A, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Opportunities Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

17

CUSIP NO. 58470H101

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

18

CUSIP NO. 58470H101

SCHEDULE A

Directors and Officers of Engaged Capital Flagship Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Glenn W. Welling Director*
Mark John Cook Director	Company Director	3rd Floor, Harbour Centre George Town, Grand Cayman Cayman Islands	Australia

Mark Victor Murray Director	Company Director	2F Landmark Square 64 Earth Close Seven Mile Beach Grand Cayman Cayman Islands	United Kingdom & British Overseas Territory Citizen (Cayman Islands)

*Mr. Welling is a Reporting Person and, as such, the information with respect to Mr. Welling called for by the Schedule 13D is set forth therein.

SCHEDULE B

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

Engaged Capital Flagship Master Fund, LP

Purchase of Common Stock	7,900	104.5070	09/17/2019
Purchase of Common Stock	36,450	106.1334	09/19/2019
Purchase of Common Stock	22,190	105.7000	09/20/2019
Purchase of Common Stock	1,975	105.0554	09/24/2019
Purchase of Common Stock	9,425	105.8492	09/25/2019
Purchase of Common Stock	22,910	99.6539	09/26/2019
Purchase of Common Stock	3,025	102.9877	10/01/2019
Purchase of Common Stock	25,075	100.7358	10/02/2019
Purchase of Common Stock	4,534	97.9918	10/03/2019
Purchase of Common Stock	10,700	99.7282	10/08/2019
Purchase of Common Stock	7,646	96.0369	10/10/2019
Sale of Common Stock	(522,434)	100.7000	10/18/2019
Purchase of Cash-Settled Total Return Swap	522,434	100.7000	10/18/2019
Purchase of Common Stock	23,318	71.0733	11/07/2019
Purchase of Common Stock	1,600	73.4790	11/08/2019
Purchase of Common Stock	10,943	74.1929	11/08/2019
Purchase of Common Stock	15,430	80.1369	11/11/2019
Purchase of Common Stock	51,527	80.4697	11/11/2019
Purchase of Common Stock	31,566	79.3483	11/12/2019
Purchase of Common Stock	26,049	78.1914	11/12/2019
Purchase of Common Stock	333	78.0725	11/12/2019
Purchase of Common Stock	39,303	79.1277	11/13/2019
Purchase of Common Stock	12,491	79.9785	11/13/2019
Purchase of Common Stock	5,329	80.2481	11/13/2019
Purchase of Common Stock	4,853	80.0097	11/13/2019

Purchase of Common Stock	37,321	77.5473	11/14/2019
Purchase of Common Stock	27,091	77.8622	11/15/2019
Purchase of Cash-Settled Total Return Swap	12,800	77.8603	11/15/2019

Engaged Capital Co-Invest X, LP

Purchase of Common Stock	25,585	106.2368	10/23/2019
Purchase of Common Stock	4,087	107.0000	10/23/2019
Purchase of Common Stock	19,425	106.1802	10/23/2019
Purchase of Common Stock	3,924	106.3174	10/23/2019
Purchase of Common Stock	10,000	106.6150	10/24/2019
Purchase of Common Stock	3,265	106.9220	10/24/2019
Purchase of Common Stock	34,013	107.2639	10/24/2019
Purchase of Common Stock	5,000	108.2344	10/25/2019
Purchase of Common Stock	2,100	107.8379	10/25/2019
Purchase of Common Stock	3,109	109.3890	11/01/2019
Purchase of Common Stock	247	109.2630	11/01/2019
Purchase of Common Stock	49	111.5100	11/01/2019

Purchase of Common Stock	10,765	108.9098	11/01/2019
Purchase of Common Stock	12,303	110.1491	11/01/2019
Purchase of Common Stock	4,746	110.4957	11/04/2019
Purchase of Common Stock	4,488	109.8142	11/04/2019
Purchase of Common Stock	1,250	112.2456	11/05/2019
Purchase of Common Stock	1,734	111.7409	11/05/2019
Purchase of Common Stock	25,836	71.0733	11/07/2019
Purchase of Common Stock	2,835	73.4790	11/08/2019
Purchase of Common Stock	12,131	74.1929	11/08/2019
Purchase of Common Stock	17,180	80.1369	11/11/2019
Purchase of Common Stock	57,368	80.4697	11/11/2019
Purchase of Common Stock	2,234	78.1914	11/12/2019
Purchase of Common Stock	29	78.0725	11/12/2019
Purchase of Common Stock	2,707	79.3483	11/12/2019
Purchase of Common Stock	3,370	79.1277	11/13/2019
Purchase of Common Stock	416	80.0097	11/13/2019
Purchase of Common Stock	457	80.2481	11/13/2019
Purchase of Common Stock	1,071	79.9785	11/13/2019

Purchase of Common Stock	3,200	77.5473	11/14/2019
Purchase of Common Stock	2,244	77.8622	11/15/2019

Engaged Capital Co-Invest X-A, LP

Purchase of Common Stock	48,564	109.3448	10/28/2019
Purchase of Common Stock	1,714	110.5867	10/28/2019
Purchase of Common Stock	6,916	110.3226	10/29/2019
Purchase of Common Stock	15,815	108.6882	10/29/2019
Purchase of Common Stock	200	108.9125	10/29/2019
Purchase of Common Stock	1,500	110.6593	10/30/2019
Purchase of Common Stock	5,817	109.9734	10/30/2019
Purchase of Common Stock	11,115	110.6449	10/31/2019
Purchase of Common Stock	20,362	110.5930	10/31/2019
Purchase of Common Stock	500	111.6750	10/31/2019
Purchase of Common Stock	400	111.2038	10/31/2019
Purchase of Common Stock	37,566	110.1491	11/01/2019
Purchase of Common Stock	9,491	109.3890	11/01/2019
Purchase of Common Stock	753	109.2630	11/01/2019
Purchase of Common Stock	151	111.5100	11/01/2019
Purchase of Common Stock	32,870	108.9098	11/01/2019
Purchase of Common Stock	11,303	109.8142	11/04/2019
Purchase of Common Stock	11,954	110.4957	11/04/2019
Purchase of Common Stock	4,366	111.7409	11/05/2019
Purchase of Common Stock	41,205	112.0834	11/05/2019
Purchase of Common Stock	30,905	112.2456	11/05/2019
Purchase of Common Stock	25,000	112.6870	11/05/2019
Purchase of Common Stock	900	109.4400	11/06/2019
Purchase of Common Stock	42,895	108.1916	11/06/2019
Purchase of Common Stock	100,892	71.0733	11/07/2019

Engaged Capital Opportunities Fund, LP

Purchase of Common Stock	9,398	101.8289	10/21/2019
Purchase of Common Stock	31,700	101.8627	10/21/2019
Purchase of Common Stock	6,657	105.3843	10/22/2019
Purchase of Common Stock	400	102.8125	10/22/2019
Purchase of Common Stock	6,210	103.9573	10/22/2019
Purchase of Common Stock	5,715	106.2368	10/23/2019
Purchase of Common Stock	876	106.3174	10/23/2019
Purchase of Common Stock	4,339	106.1802	10/23/2019
Purchase of Common Stock	913	107.0000	10/23/2019
Purchase of Common Stock	7,889	71.0733	11/07/2019
Purchase of Common Stock	865	73.4790	11/08/2019
Purchase of Common Stock	3,705	74.1929	11/08/2019
Purchase of Common Stock	17,519	80.4697	11/11/2019
Purchase of Common Stock	5,246	80.1369	11/11/2019
Purchase of Common Stock	8	78.0725	11/12/2019
Purchase of Common Stock	825	79.3483	11/12/2019
Purchase of Common Stock	681	78.1914	11/12/2019
Purchase of Common Stock	127	80.0097	11/13/2019
Purchase of Common Stock	140	80.2481	11/13/2019
Purchase of Common Stock	326	79.9785	11/13/2019
Purchase of Common Stock	1,029	79.1277	11/13/2019

Purchase of Common Stock	977	77.5473	11/14/2019
Purchase of Common Stock	689	77.8622	11/15/2019

Engaged Capital, LLC

(Through the Engaged Capital Account)

Purchase of Common Stock	700	104.5070	09/17/2019
Purchase of Common Stock	3,050	106.1334	09/19/2019
Purchase of Common Stock	1,907	105.7000	09/20/2019
Purchase of Common Stock	210	105.0554	09/24/2019
Purchase of Common Stock	664	105.8492	09/25/2019
Purchase of Common Stock	2,090	99.6539	09/26/2019
Purchase of Common Stock	113	102.9877	10/01/2019
Purchase of Common Stock	2,625	100.7358	10/02/2019
Purchase of Common Stock	397	97.9918	10/03/2019
Purchase of Common Stock	1,000	99.7282	10/08/2019
Purchase of Common Stock	354	96.0369	10/10/2019
Sale of Common Stock	(45,458)	102.8800	10/17/2019
Purchase of Cash-Settled Total Return Swap	45,458	102.8800	10/17/2019
Purchase of Common Stock	2,065	71.0733	11/07/2019
Purchase of Common Stock	1,185	73.4790	11/08/2019
Purchase of Common Stock	974	74.1929	11/08/2019
Purchase of Common Stock	4,584	80.4697	11/11/2019
Purchase of Common Stock	1,374	80.1369	11/11/2019
Purchase of Common Stock	2,318	78.1914	11/12/2019
Purchase of Common Stock	2,809	79.3483	11/12/2019
Purchase of Common Stock	30	78.0725	11/12/2019
Purchase of Common Stock	3,498	79.1277	11/13/2019
Purchase of Common Stock	1,112	79.9785	11/13/2019
Purchase of Common Stock	432	80.0097	11/13/2019
Purchase of Common Stock	474	80.2481	11/13/2019
Purchase of Common Stock	3,321	77.5473	11/14/2019
Purchase of Common Stock	2,390	77.8622	11/15/2019